                                                                   EXHIBIT 99.A3



                           FORM OF LETTER TO HOLDERS




                               November 29, 2001

Dear PTEK Associate:

Many of you have worked at PTEK Holdings or one of its operating units for a number of years, and I want to thank you for all of your hard work and determination. All of you receiving this letter have been granted options to purchase the Company's common stock. Unfortunately, the majority of the Company's stock options are "out of the money," meaning that their exercise price is higher than our current stock price.

Recently, we recommended to our Board of Directors an option exchange program designed to restore the incentive intended by the options. I am happy to report that the Board has approved our recommendation. Basically, you will have the opportunity to voluntarily surrender your options in exchange for restricted shares of the Company's stock. If you elect to participate in the exchange program, you will receive one share of restricted stock for each 2.5 option shares you tender, and you will receive one share of restricted stock for any remaining options tendered that are for less than 2.5 shares. Should you tender your eligible options, you must tender all of your eligible options. However,
                                       ---
you are not required to participate in the exchange program.

The terms and conditions of this offer are explained in the accompanying Offer to Purchase, Letter of Transmittal and Restricted Stock Award Agreement. Your outstanding options eligible for exchange are listed on Schedule A attached to the Letter of Transmittal, and the vesting schedule of the restricted shares that you will receive is attached as Schedule A to the Restricted Stock Award Agreement, which will become effective upon expiration of the offer on December 28, 2001.

Your restricted shares will have the same vesting schedule as your tendered options, except that in the case of tendered options that are vested on the exchange date, the restricted stock you will receive for those option shares will vest on the day after the exchange date; i.e., December 29, 2001.
                                              ----

Your restricted shares will be subject to a 12-month blackout period beginning on the exchange date during which you cannot sell your restricted shares other than as necessary to pay withholding taxes or in the case of financial hardship. If you tender options that are vested on the exchange date, you will need to pay
withholding taxes.   Upon vesting in the restricted stock (which will be the day after the exchange date in the case of shares of restricted stock that are exchanged for options that are vested on the exchange date), you will recognize ordinary income in an amount equal to the fair market value of such restricted stock. The 12-month blackout period will not delay this tax liability, and all of your restricted shares that vest later during the blackout period will also be taxable to you as of the date they vest. But rest assured, you will be allowed to sell enough restricted shares during the blackout period to cover your withholding tax liability. There are no immediate tax consequences of receiving restricted stock in exchange for your options if they have not yet vested, unless you make an election under Section 83(b) of the Internal Revenue Code.

Before you receive a stock certificate for vested shares, all applicable tax withholding obligations with respect to such vesting event must be satisfied. You may either sell enough vested shares through Morgan Keegan & Company, Inc. or another brokerage firm designated by the Company, or provide a certified check or money order in the amount of the withholding obligation. A more detailed discussion of the tax consequences is contained in Section 13 of the Offer to Purchase.

If you decide to tender your options, please complete, sign and return the following documents pursuant to the instructions in the Letter of Transmittal prior to the expiration of the offer on December 28, 2001:

     (1) the Letter of Transmittal;
     (2) your Stock Option Agreement(s) evidencing your options;
     (3) your Restricted Stock Award Agreement; and
     (4) the Morgan Keegan documents.

PLEASE NOTE THAT YOUR PARTICIPATION IN THE EXCHANGE PROGRAM IS COMPLETELY VOLUNTARY. We neither require nor request that you tender your options in the offer. Furthermore, we suggest that before you make your decision, you consult with your own legal, financial and tax advisers as to the consequences of exchanging your options for shares.

If you have any questions concerning the offer, please contact Patricia M. Jones, our Director of Stock Management, at (404) 262-8437.

                              Very truly yours,



                              Boland T. Jones
                              Chairman of the Board and Chief Executive Officer